Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com
EDGAR Correspondence
October 29, 2010
Kimberly A. Browning, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Meridian Fund, Inc. (the “Corporation”) Post-Effective Amendment No. 35 under the Securities Act of 1933 and Amendment No. 36 under the Investment Company Act of 1940 File Nos. 2-90949 and 811-04014
Dear Ms. Browning:
     We are writing to respond to the comments that you provided to us by telephone on October 25, 2010 in connection with the registration statement filed on August 27, 2010 by the above-referenced Corporation on behalf of its series (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response.
PROSPECTUS
Comment 1:
Please confirm that the investment objective for the Meridian Equity Income Fund should have a reference to “growth of capital.”
Response 1:
We have confirmed with the Corporation that the investment objective for the Meridian Equity Income Fund properly includes a reference to “growth of capital.”
Comment 2:
Please confirm that none of the Funds has adopted a Rule 12b-1 Plan.
Response 2:
We have confirmed with the Corporation that the Funds have not adopted a Rule 12b-1 Plan.

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

Comment 3:
In the fee table for the Meridian Equity Income Fund, please remove the footnote regarding the voluntary fee waiver arrangement.
Response 3:
The reference to the voluntary fee waiver arrangement has been removed from the Meridian Equity Income Fund’s fee table in the “Fund Summary” section. This information is now included in a new subsection to the “Important Additional Information” section entitled “Information for Shareholders of the Meridian Equity Income Fund.”.
Comment 4:
The “Principal Investment Strategies” section for the Meridian Equity Income Fund states that the Fund may invest in convertible securities, please further describe these convertible securities investments and specifically the types of instruments into which such convertible securities may be converted.
Response 4:
As described in “Further Information about Investment Objectives and Principal Investment Strategies – Meridian Equity Income Fund,” the Meridian Equity Income Fund invests in convertible securities that are convertible into common stocks.
Comment 5:
Please amend the “Principal Investment Strategies” section to describe the types of foreign company securities that the Meridian Equity Income Fund may invest in.
Response 5:
The “Principal Investment Strategies” section of the Meridian Equity Income Fund has been revised to state that the “[e]quity securities [that the Meridian Equity Income Fund may invest in] include common and preferred stocks as well as convertible securities in domestic and foreign companies.
Comment 6:
Please provide a brief description of when the investment adviser will sell investments of the Funds.

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

Response 6:
The description of when the investment adviser will sell a Fund’s investments has been moved from the “Further Information about Investment Objectives and Principal Investment Strategies” section to the end of each of the Fund’s “Principal Investment Strategies” section.
Comment 7:
In the “Principal Investment Risks” section for the Meridian Equity Income Fund, please provide a description of investing in “junk bonds.” Also, for each of the Funds, please provide disclosure about the risks of investing in equity securities.
Response 7:
A description of the risks of investing in high yield bonds has been included in the “Principal Investment Risks” section for the Meridian Equity Income Fund. A description of the risks of investing in equity securities has been added to the “Principal Investment Risks” section for each of the Funds.
Comment 8:
In each Fund’s “Performance” section, please move the paragraph beginning with “After-tax returns . .. .” to precede the “Average Annual Total Returns” chart.
Response 8:
The requested change has been made.
Comment 9:
Please use the heading “Management” in place of “Investment Adviser.”
Response 9:
The requested change has been made.
Comment 10:
For the Meridian Growth Fund, please confirm that the Fund does not have a principal investment strategy of investing in debt securities. If this confirmation is made, please remove “Debt Securities Risk” as a principal investment risk.

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

Response 10:
We have confirmed with the Corporation that the Meridian Growth Fund does not have a principal investment strategy of investing in debt securities. Accordingly, we have removed “Debt Securities Risk” as a principal investment risk of the Meridian Growth Fund and added additional disclosure about such debt securities investments in the Statement of Additional Information.
Comment 11:
For the Meridian Value Fund, please provide a complete list of all equity-related securities the Fund may invest in. The staff has been asking registrants to eliminate “equivocal” terms such as “such as” and “for example” in favor of more definite disclosures.
Response 11:
We respectfully decline to include an exhaustive list of all equity-related securities in which the Meridian Growth Fund may invest in. The universe of equity-related securities is quite broad with new products being created routinely. By limiting the universe to only those securities that are listed, the Fund may inadvertently restrict itself from investing in the potential range of equity-related securities. In addition, the list of the types of equity-related securities that are available is quite lengthy and the Corporation believes that to enumerate each type of security would obfuscate clear and concise disclosures and compromise the very purpose of the summary prospectus.
Comment 12:
For the “Further Information About Risks” section, please confirm that these risks are all deemed to be “principal” risks. If so, please re-label the heading.
Response 12:
We have confirmed with the Corporation that the risks described in this section amplify certain of the principal investment risks summarized in each Fund’s “Fund Summary” section. Therefore, the requested change has been made.
Comment 13:
In the section “How to Purchase Shares – Initial Purchase” please explain whether receiving a properly completed application is the same as the term “in good order” used elsewhere in the prospectus?

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

Response 13:
We have revised the disclosure to note that when making purchase or redemption requests, the requests must be in good order. We have described “good order” in the “Important Additional Information – Purchase and Sale of Fund Shares” section to mean that all required documents pertaining to such purchase or sale orders have been fully completed as determined by the Transfer Agent.
Comment 14:
In the “Price of Shares” section, please note that the New York Stock Exchange typically closes at 4:00 p.m. Eastern Time each day that it is open for trading. Please also note that all orders received before the close of business are typically priced at the Fund’s net asset value as computed on that day and that all orders received after the close of the New York Stock Exchange are typically priced at the Fund’s net asset value as computed on the next business day.
Response 14:
The requested change has been made.
Comment 15:
In the “Distributions and Tax Status – Federal Income Tax Status” section, there is a reference to redemptions in kind. Please provide a description of the risks shareholders have with in-kind redemptions, including a description that additional brokerage charges could be incurred.
Response 15:
The requested change has been made in the “How to Redeem and Transfer Shares – Redemption Price and Conditions” section.
STATEMENT OF ADDITIONAL INFORMATION
Comment 16:
Please confirm that the all non-principal investment strategies and risks are included in the Statement of Additional Information and separately identify such strategies or risks as “principal” or “non-principal.”

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

Response 16:
We have confirmed with the Corporation that all non-principal investment strategies and risks are included in the prospectus and Statement of Additional Information. We have revised the introduction paragraph of the “Investment Strategies, Non-Principal Policies and Portfolio Management Techniques” section to indicate that the prospectus includes a list of each Fund’s principal investment strategies and risks. Specifically, the paragraph now reads:
The Prospectus presents each Fund’s principal investment strategies, policies and portfolio management techniques, and contains a list of each Fund’s principal investment risks. The following discussion provides information on certain non-principal policies and portfolio management techniques of the Funds, and provides a description of certain non-principal investment strategies and risks of the Funds in addition to providing information that supplements the information in the summaries of the principal investment strategies and risks that are provided in the Prospectus.
Comment 17:
Please state that the SEC staff takes the position that concentration of securities in a particular industry occurs when 25% or more of the investments are invested in an industry.
Response 17:
We have made the requested change.
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     We hope that these responses adequately address your concerns. The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the Corporation’s registration statement filing that is the subject of this letter. The Corporation acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kimberly A. Browning, Esq.
Senior Counsel
October 29, 2010

     Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.
Very truly yours,
/s/ Robert M. Kurucza
Robert M. Kurucza